Exhibit 99.15

PRESS RELEASE

Renewables: TotalEnergies Divests 50% of 1.4 GW
Solar Portfolio in North America

Paris, September 29th, 2025 – TotalEnergies has signed an agreement with insurance vehicles and accounts managed by KKR, a leading global investment firm, for the sale of 50% of a 1.4 GW solar portfolio in North America. This transaction – which aligns with TotalEnergies’ renewables business model – values the portfolio at an enterprise value of $1.25 billion. Thanks to these transactions and the bank refinancing currently being finalized, TotalEnergies will receive a total of $950 million at closing.

The transaction covers six utility-scale solar assets with a combined capacity of 1.3 GW, and 41 distributed generation assets totalling 140 MW, primarily situated in the United States. The electricity production of these projects has either been sold to third parties or will be commercialized by TotalEnergies.

TotalEnergies will keep a 50% stake in the assets and continue to operate them after the closing of this transaction, which is subject to customary conditions.

“'IVe are pleased to enter into this new strategic partnership with KKR in North America, a key deregulated electricity market to expand our integrated business model”, said Stéphane Michel, President of Gas, Renewables & Power at TotalEnergies. “Aligned with our strategy, this transaction unlocks value from newly commissioned assets and further strengthens the profitability of our Integrated Power business.”

“TotalEnergies is a renewable energy industry leader globally, and we are thrilled to establish this joint venture with the TotalEnergies team to support their renewables business”, said Cecilio Velasco, Managing Director, KKR. “'IVe have long been investors in renewables through our infrastructure platform, having committed more than $23 billion to date in energy transition investments. TotalEnergies’ North American solar portfolio is a great fit for us, representing high-quality renewable energy assets with long term contracts.”

TotalEnergies’ Integrated Power Business Model

TotalEnergies is building a competitive portfolio that combines renewables (solar, onshore wind, offshore wind) and flexible assets (CCGT, storage) to deliver clean firm power to its customers. To achieve the 12% profitability target it sets for its Integrated Power business, TotalEnergies divests up to 50% of its renewable assets once they reach commercial operation date (COD) and are derisked, allowing the Company to maximize asset value and manage risks.

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TotalEnergies and electricity

TotalEnergies is building a competitive portfolio that combines renewables (solar, onshore wind, offshore wind) and flexible assets (CCGT, storage) to deliver clean firm power to its customers. As of the end of June 2025, TotalEnergies has more than 30 GW of installed gross renewable electricity generation capacity and aims to reach 35 GW by the end of 2025, and more than 100 TWh of net electricity production by 2030.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).